QuickLinks -- Click here to rapidly navigate through this document

Exhibit 21.1

SUBSIDIARIES OF
BRIDGEPOINT EDUCATION, INC.
AS OF AUGUST 19, 2009

JURISDICTION OF INCORPORATION OR ORGANIZATION
SUBSIDIARIES OF BRIDGEPOINT EDUCATION, INC.:
Ashford University, LLC	Iowa
Bridgepoint Education Real Estate Holdings, LLC	Iowa
University of the Rockies, LLC	Colorado
Waypoint Outcomes, LLC	Delaware
SUBSIDIARIES OF ASHFORD UNIVERSITY, LLC:
Center Leaf Partners, LLC	Iowa

QuickLinks

  Exhibit 21.1